UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Trecora Resources

(Name of Issuer)

Common Stock, par value $0.10
(Title of Class of Securities)

894648104
(CUSIP Number)

Ortelius Advisors, L.P.

c/o Peter DeSorcy

450 Park Avenue, Suite 2700
New York, NY 10022
(917) 595-5010
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

•	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  894648104

1	NAME OF REPORTING PERSONS Pangaea Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,328,024
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,328,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,328,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Temnein Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 346,659
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 346,659
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,659
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Panthalassa Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Ortelius Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,674,683
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,674,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,674,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS Peter DeSorcy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,674,683
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,674,683
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,674,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 5 to Schedule 13D (this “Amendment No. 4”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of Trecora Resources, a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed by the Reporting Persons (as defined below) on March 18, 2021 (the “Original Schedule 13D”), and as amended by each of Amendment No. 1 filed on May 4, 2021, Amendment No. 2 filed on May 7, 2021, Amendment No. 3 filed on June 11, 2021, and Amendment No. 4 filed on November 2, 2021 (Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, together with the Original Schedule 13D, the “Schedule 13D”). Any capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 5 is being filed on behalf of: (i) Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”); (ii) Temnein Ventures III, L.P., a Delaware limited partnership (“Temnein”); (iii) Panthalassa Ventures, L.P., a Delaware limited partnership (“Panthalassa”); (iv) Ortelius Advisors, L.P., a Delaware limited partnership (“OA”); and (v) Peter DeSorcy (“Mr. DeSorcy”, and, together with Pangaea, Temnein, Panthalassa and OA, the “Reporting Persons”).

This Amendment No. 5 is being filed to amend and supplement Items 2, 4, 5, 6 and 7 of the Schedule 13D as set forth below, and to include Panthalassa as a Reporting Person for all purposes of the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) (f)  This Schedule 13D is being filed on behalf of: (i) Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”); (ii) Temnein Ventures III, L.P., a Delaware limited partnership (“Temnein”); (iii) Panthalassa Ventures, L.P., a Delaware limited partnership (“Panthalassa”); (iv) Ortelius Advisors, L.P., a Delaware limited partnership (“OA”); and (v) Peter DeSorcy (“Mr. DeSorcy”, and, together with Pangaea, Temnein and OA, the “Reporting Persons”). OA is the investment manager of Pangaea, Temnein, and Panthalassa. Mr. DeSorcy is the Managing Member of the general partner of OA, a Managing Member of OA, and has a controlling interest in OA, and, as a result, Mr. DeSorcy may be deemed to beneficially own the securities beneficially owned by Pangaea, Temnein and Panthalassa.

(b)  The principal business address of each Reporting Person is 450 Park Avenue, Suite 2700, New York, NY 10022.

(c)  The principal business of each Reporting Person is: Pangaea is a private investment fund; Panthalassa is a private investment fund; Temnein is a private investment fund; OA serves as the investment manager of Pangaea, Temnein, and Panthalassa; and Mr. DeSorcy is an investment professional and controls OA through ownership.

(d) (e)  During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  See Item 6 of the respective cover page of each Reporting Person.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 7, 2022, Pangaea submitted to the Issuer, in accordance with the Issuer’s Bylaws, a notice nominating a slate of six highly qualified, diverse and independent candidates (the “Nominees”) for election to the Issuer’s Board of Directors at the Issuer’s 2022 Annual Meeting of Stockholders (the “Annual Meeting”). The Nominees are Shawn Abrams, David Johnson, Michael Lefenfeld, Ted Pettijohn, Ivona Smith, and Christine Staples. The background and qualifications of each of the Nominees is as follows:

Shawn Abrams. Mr. Abrams has more than 35 years of chemical industry experience with a proven track record of successfully building and growing global businesses. He has a unique background in both corporate and private equity businesses, and has significant board and leadership experience. Since 2017, Mr. Abrams has served as Founder and Managing Partner of 88 North Capital, an investment platform focusing on the chemicals and materials industries. From 2019 – 2020, he also served as a Director of SK Capital Partners, and from 2013 – 2017 he was an Operating Partner at Arsenal Capital Partners, where he managed several portfolio companies, developed strategies and oversaw M&A activities. Prior to Arsenal, Mr. Abrams served for six years as a senior executive at W.R. Grace & Co., eventually serving as President of Catalyst Technologies, leading the group to record sales and profits over the period. For 17 years, Mr. Abrams worked for Evonik Industries AG in variety of increasing senior global leadership roles including international assignments in Germany and Singapore, including six years serving as Sr. Vice President/General Manager of Active Oxygens and a member of the senior executive group. Mr. Abrams started his career at FMC Corporation as an account manager in its Industrial Chemicals division. Presently, Mr. Abrams also serves on the boards of directors of numerous portfolio companies, including Smart Chemical, CCR Specialty Chemicals, Savillex, and PQ Corp. Mr. Abrams is a graduate of Lehigh University with an MBA from the Thunderbird School of Management at Arizona State University.

David Johnson. Mr. Johnson is a Managing Partner and Chief Investment Officer of Caligan Partners LP, an SEC-registered investment manager. Previously, Mr. Johnson was a Managing Director at The Carlyle Group, where he was employed from 2010 to 2017. At Carlyle, Mr. Johnson was involved in many of the firm’s strategic initiatives and sat on investment committees for a number of different funds that invested in both equity and credit. Prior to joining Carlyle, Mr. Johnson worked for six years at Morgan Stanley, where he was a Vice President in the Principal Investments area. In this role, Mr. Johnson served as a director of SeaChange Maritime Limited, and as an observer to the boards of directors of Grifols, S.A., All Star Gas, Viatel Holding (Bermuda), Impsat Fiber Networks, and Logix Communications. Prior to joining Morgan Stanley, Mr. Johnson worked at Weiss Asset Management, where he represented Weiss on the board of directors of the Kazakhstan Investment Fund. Mr. Johnson is currently a member of the board of directors of Liquidia Corporation, where he has served on the Audit and Research and Development Committees since being elected in April 2021, and was previously a director of AMAG Pharmaceuticals from October 2019 through November 2020. He also serves as a Vice Chair for Recent Graduates on the Executive Committee for the Harvard College Fund, a member of the board of directors of the Children’s Scholarship Fund, and Chair of the Finance & Investment Committee for the Riley’s Way Foundation. Mr. Johnson received his A.B. in Applied Mathematics, cum laude, from Harvard College in 2004 and a S.M. in Applied Mathematics from Harvard College in 2004.

Michael Lefenfeld. Mr. Lefenfeld has served as the President and Chief Executive Officer of Cyanco since 2018. Previously, he was an Entrepreneur-in-Residence at Great Oaks Venture Capital LLC. Mr. Lefenfeld is also the Co-Founder of SiGNa Chemistry, Inc. and served as its Chief Executive Officer and President from March 2007 until September 2018. Mr. Lefenfeld has also served on the board of directors of Cyanco since March 2018, and as an Independent Director of Immunome, Inc. since October 2017. He was a member of the board of directors of SiGNa Chemistry from March 2007 until September 2018. Mr. Lefenfeld has been an adjunct faculty member at Michigan State University and a member of both the Board of Overseers and the Business Advisory Board for the Alzheimer's Drug Discovery Foundation. His work has led to more than 45 patents and patent applications with more than 35 licensed or in active use. Mr. Lefenfeld holds an M.S. in Chemistry from Columbia University, a B.S. in Chemical Engineering from Washington University in St. Louis, and an executive education certificate at Stanford University Graduate School of Business.

Ted Pettijohn, PhD. Mr. Ted Pettijohn, PhD brings over 30 years of experience in the chemicals industry. Since January 2018, he has served as the President of Arcanum Infrastructure, LLC, and of Raven Butene-1, LLC, which produce and support infrastructure assets designed to provide long-term, reliable, and flexible solutions to downstream and petrochemical customers. Previously, he worked with the Evonik Corporation for 17 years in a variety of capacities, including most recently as Senior Vice President – Corporate Growth & Development, North America, and prior to that as Vice President of Evonik’s C4 Chemistry Business with P&L responsibility for all C4 sales and business activities in North America, and President & General Manager of Degussa Initiators, a U.S. division of Evonik, with full P&L responsibility including managing sales, marketing, production, safety, quality, environmental, innovation and supply chain. Prior to his time with Evonik, Dr. Pettijohn served as the Director of Technology at Witco Corporation and as a Research Chemist for Phillips Petroleum Company. Dr. Pettijohn also personally holds over 50 patents, primarily related to petrochemical catalysis. Dr. Pettijon received a PhD in inorganic/organometallic chemistry from the University of Texas at Austin.

Ivona Smith. Ms. Smith has over 27 years of experience in the financial services industry, including internal audit, P&L, risk management, investment, restructuring advisory, valuation and corporate finance experience. She also has experience serving as a director on boards of private and public companies including Rayonier Advanced Materials Inc. (NYSE: RYAM), where she currently serves on the Audit Committee as well as the Finance & Strategy Committee, and The Weinstein Company Holdings LLC. Since 2016, Ms. Smith has been with Drivetrain LLC, a company that is focused on fiduciary services in the investment industry. Currently in her role at Drivetrain LLC, Ms. Smith serves as the trustee of various litigation and liquidation trusts. From 2014 through 2016, Ms. Smith was a Managing Director of Fair Oaks Capital, LP, an organization that, at that time, was focused on private credit opportunity funds and other alternative investments. In 2001, Ms. Smith co-founded Restoration Capital Management LLC, an SEC-registered investment advisory firm with a focus on investing in special situations, and participated in all aspects of the business, including portfolio management, risk management, employee management, marketing, and client relations. Ms. Smith ran that firm for 11 years. Prior to Restoration Capital, Ms. Smith’s employment included EY and Kidder, Peabody & Co. Ms. Smith holds a Bachelor of Science from Fordham University and a Master of Business Administration from New York University, Stern School of Business.

Christine Staples. Ms. Staples is founder and Chief Executive of Bspoke Advisors, LLC., a boutique management and strategy consulting firm with clients in the water, chemical, energy, packaging, and mining industries, a position she has held since 2018. Ms. Staples most recently served as Chief Executive Officer of G2O Technologies, LLC, a private equity-backed specialty chemical company, from 2020 until 2022. Prior to G2O, she was Executive Vice President of Buckman International’s Water Treatment division from 2018 – 2019. Ms. Staples also spent twenty-one years with Ecolab (NYSE: ECL), serving in positions of increasing leadership responsibility including Global General Manager of Nalco Champion, Global Director of Marketing and Business Development, Global Marketing Manager of Nalco Water, Director of Global Procurement, and North American Sales Manager. Ms. Staples has an MBA from the University of Denver, an MSc from Colorado School of Mines, and a BSc from Michigan State University.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and may, from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial performance and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market, and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, “Securities”) in the open market or otherwise; (ii)  disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) pursuing strategic alternatives and transactions, including, without limitation, the potential acquisition of the Issuer by means of a take-private or tender offer, in connection with which the Reporting Persons may also engage in discussions with other stockholders of the Issuer, industry analysts, research analysts, rating agencies, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, potential capital sources, and other consultants and advisors.

In addition, the Reporting Persons, together with the Nominees, intend to file a preliminary proxy statement and appropriate accompanying proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit votes for the election of the Nominees at the Annual Meeting.

THE REPORTING PERSONS STRONGLY ADVISE ALL STOCKHOLDERS OF THE ISSUER TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS WHEN THEY BECOME AVAILABLE, AS SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE NOMINEES. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. The participants in the foregoing proxy solicitation are anticipated to be the Reporting Persons and the Nominees. As of the date hereof, the Reporting Persons’ interest in the securities of the Issuer is described in Items 5 and 6 below. None of the Nominees beneficially owns any shares of Common Stock. As of the date hereof, Mr. Johnson is a limited partner in Temnein, which is the beneficial owner of 346,659 shares of Common Stock; however, Mr. Johnson disclaims beneficial ownership of these shares.

Also, on February 7, 2022, the Reporting Persons issued a press release related to the foregoing, a copy of which is attached hereto as Exhibit 2.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) (b) As of the filing date of this Amendment No. 5, the Reporting Persons, in total, beneficially own 2,674,683 shares of Common Stock (the “Shares”). The Shares represent approximately 11.3% of the Issuer’s outstanding Common Stock. Percentages of the Common Stock outstanding reported in this Amendment No. 5 are calculated based upon the 23,610,492 shares of Common Stock outstanding as of November 15, 2021, as reported in (i) the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 and filed by the Issuer with the SEC on November 4, 2021, and (ii) the Issuer’s Periodic Report on Form 8-K filed by the Issuer on November 15, 2021. OA has voting and dispositive power over the shares of Common Stock held by Pangaea and Temnein, and through ownership and control Mr. DeSorcy has voting and dispositive power over portfolios managed by OA.

(c)  No transactions in the securities of the Issuer have been effected during the past sixty days by any Reporting Person.

(d)  Other than Pangaea and Temnein that each beneficially hold shares of Common Stock of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Pangaea, on the one hand, and each of the Nominees separately, on the other hand, have entered into an agreement (each, an “Engagement and Indemnification Agreement,” and collectively, the “Engagement and Indemnification Agreements”) whereby, among other things, each Nominee agrees to join the slate of nominees proposed by the Reporting Persons and to stand for election as a director of the Issuer in connection with a proxy solicitation which may be conducted by the Reporting Persons and/or their affiliates in respect of the Annual Meeting. Under the Engagement and Indemnification Agreements, Pangaea will indemnify the Nominees against certain claims airing from the Nominee’s nomination to the Issuer’s board of directors or the proxy solicitation intended to be conducted in connection therewith. This description of the Engagement and Indemnification Agreements is qualified in its entirety by reference to the full text of the Engagement and Indemnification Agreements, the form of which is attached hereto as Exhibit 3 and is incorporated herein by reference in its entirety.

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement, by and among the Reporting Persons, dated as of February 7, 2022.
2	Press Release.
3	Form of Engagement and Indemnification Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PANGAEA VENTURES, L.P.

By: Ortelius Advisors GP I, LLC, its general partner

Date: February 7, 2022

	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

TEMNEIN VENTURES III, L.P.

By: Temnein Advisors GP III, LLC, its general partner

Date: February 7, 2022

	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

PANTHALASSA VENTURES, L.P.

By: Panthalassa Ventures GP, LLC, its general partner

Date: February 7, 2022

	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

Date: February 7, 2022	ORTELIUS ADVISORS, L.P.

By: Ortelius Management, LLC, its general partner

	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

Date: February 7, 2022	/s/ Peter DeSorcy
Peter DeSorcy